FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 24, 2019

Material Fact: Payment of dividend

Banco Santander Chile informs shareholders that in the Ordinary Shareholders’ Meeting held April 23, 2019, it was agreed to pay a dividend of $1.88457837 per share, charged to the net income of 2018. This dividend will be available to shareholders as of April 24, 2019 at the headquarters located at Bandera 140, Santiago or any branch in the Metropolitan Region or elsewhere within the country.

Shareholders of record as of midnight April16, 2019 are entitled to the dividend.

Claudio Melandri Hinojosa

President Of The Board Of Directors

Banco Santander-Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 24, 2019